Exhibit 99.1
Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SANDS CHINA LTD.
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 1928 and Note Stock Codes: 5141, 5142, 5727, 5733, 40246, 40247, 40584, 40585, 40852, 40853, 40854, 5413, 5414, 5415)

PROPOSED AMENDMENTS TO
THE MEMORANDUM AND ARTICLES OF ASSOCIATION

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) were amended with effect from January 1, 2022 whereby all listed issuers are required to adopt a uniform set of minimum core standards for shareholder protections as set out in Appendix 3 to the Listing Rules (the “Core Standards”). The board of directors (the “Board”) of Sands China Ltd. (the “Company”) has reviewed the existing memorandum and articles of association of the Company (the “Existing M&A”) and has proposed certain amendments to the Existing M&A to be consolidated through the adoption of a new amended and restated memorandum and articles of association of the Company which will replace the Existing M&A in their entirety (the “Proposed Amendments”). The purpose of the Proposed Amendments is to modernize certain provisions in the Existing M&A in order to align them with current market practice and the Core Standards.

The Proposed Amendments are subject to the approval of the shareholders of the Company (the “Shareholders”) by way of a special resolution at the annual general meeting of the Company to be held on or about May 19, 2023 (the “Forthcoming AGM”). A circular in respect of the Forthcoming AGM (together with the notice of the Forthcoming AGM) containing, amongst other things, details of the Proposed Amendments, is expected to be despatched to the Shareholders on or about March 31, 2023.

By order of the Board
SANDS CHINA LTD.
Dylan James Williams
Company Secretary

Macao, March 17, 2023

As at the date of this announcement, the directors of the Company are:

Executive Directors:
Robert Glen Goldstein
Wong Ying Wai
Chum Kwan Lock, Grant

Non-Executive Director:
Charles Daniel Forman
Independent Non-Executive Directors:

Chiang Yun
Victor Patrick Hoog Antink
Steven Zygmunt Strasser
Kenneth Patrick Chung

In case of any inconsistency between the English version and the Chinese version of this announcement, the English version shall prevail.

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